Exhibit 99.1
CRIC Reports First Quarter 2010 Results
Revenues Grew 123% Year-Over-Year to $27.2 Million, Exceeding Guidance;
Non-GAAP Net Income Grew 119% Year-Over-Year to $10.3 Million ($0.07 per diluted ADS);
Reached Strategic Cooperation Agreement with Baidu
SHANGHAI, China, May 13, 2010 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.
In October 2009, the Company completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an entity that had operated SINA’s online real estate business. To assist management and investors in gaining a better understanding of CRIC’s operating performance for the first quarter ended March 31, 2010, the Company is providing results attributable to COHT whenever possible. In addition to the disclosure of GAAP results below, the Company is also presenting certain non-GAAP measures (namely, income from operations and net income attributable to CRIC shareholders). For non-GAAP income from operations (“non-GAAP income from operations”) and non-GAAP net income (“non-GAAP net income attributable to CRIC shareholders”), expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions are excluded. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.
First Quarter 2010 Highlights
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Total revenues were $27.2 million for the first quarter of 2010, an increase of 123% from $12.2 million for the same quarter in 2009, and exceeded the Company’s guidance range of $24 million to $26 million. The total revenues for the first quarter of 2010 included $8.3 million attributable to COHT, exceeding the Company’s guidance range of $7 million to $8 million. The remainder was $18.9 million, an increase of 56% from $12.2 million for the same quarter in 2009, exceeding the Company’s guidance range of $17 million to $18 million.

•
Non-GAAP net income attributable to CRIC shareholders was $10.3 million, or $0.07 per diluted ADS, for the first quarter of 2010, an increase of 119% from $4.7 million, or $0.07 per diluted ADS, for the same quarter in 2009. Non-GAAP net income attributable to CRIC shareholders for the first quarter of 2010 included $1.2 million attributable to COHT. The remainder was $9.1 million, an increase of 93% from $4.7 million for the same quarter in 2009. GAAP net income attributable to CRIC shareholders was $1.9 million, or $0.01 per diluted ADS, for the first quarter of 2010, a decrease of 47% from $3.6 million, or $0.05 per diluted ADS, for the same quarter in 2009.

“CRIC delivered excellent operating and financial results in the first quarter of 2010 in light of a slow and seasonally weak first quarter,” said Mr. Xin Zhou, CRIC’s co-chairman and chief executive officer. “This demonstrates our team’s execution capability and validates our growth strategy. As of the end of the first quarter, we have completed the development phase and are ready to launch several new database products, namely the CRIC Land Database, CRIC Investor Edition and CRIC Supplier Database, in the second quarter. In addition, we have expanded our online services by officially launching our secondary real estate, tourism, and supplier real estate channels and are in the process of building our commercial real estate channel.”

Mr. Zhou added, “During the second quarter of 2010, the Chinese government announced a number of measures designed to slow down the rapidly rising real estate prices in some major cities and promote the stable and healthy growth of the industry. Local governments in some cities, including Beijing, have also announced their own specific measures. While the new measures have resulted in sharply lower transaction volumes in the weeks following their announcements, we believe that CRIC’s core business is less susceptible to short-term volatilities in market transaction volumes. In addition, we believe that these types of market volatilities present unique opportunities to CRIC as they enable us to more clearly demonstrate our ability to add value for our clients by providing them with up-to-date real estate market information and execution strategies through our real estate information and consulting services. Our online services, with strong brand names and a market leadership position, will continue to be one of the best and most effective means for our clients to advertise their properties and products.”
Mr. Zhou concluded, “Furthermore, I am extremely excited about our announced strategic cooperation agreement with Baidu, Inc. (NASDAQ: BIDU) to develop and operate all of Baidu’s real estate and home furnishing channels. Through the combination of our strategic cooperation agreement with Baidu, China’s leading search engine, and our current online operation in which we partnered with SINA, China’s leading online media portal, CRIC will be in an enviable position to offer comprehensive and up-to-date real estate information as well as a full set of online products and services to our clients and Internet users. Our existing Internet operations will gain further momentum through the Baidu agreement, and help propel the company’s growth in the next few years.”
Ms. Bin Laurence, CRIC’s chief financial officer, added, “The strategic cooperation agreement with Baidu lays down a solid foundation for CRIC to continue its rapid growth in the next few years. Given that the Baidu channels will not be launched until August 2010, we are unlikely to see any meaningful revenue contribution from those channels until the fourth quarter of 2010 at the earliest. Meanwhile, costs and expenses related to building and operating the new channels will negatively impact our margins in 2010. However, we believe that this exclusive right for us to build and operate all of Baidu’s web channels related to real estate and home furnishing will become another important growth driver for the Company in the next few years.”
Financial Results for the First Quarter of 2010
Revenues
First quarter total revenues were $27.2 million in 2010, an increase of 123% from $12.2 million for the same quarter in 2009. Total revenue for the first quarter of 2010 included $8.3 million attributable to COHT. The remainder was $18.9 million, an increase of 56% from $12.2 million for the same quarter in 2009, exceeding the Company’s guidance range of $17 million to $18 million.
Revenues from real estate information and consulting services were $17.4 million for the first quarter of 2010, an increase of 59% from $11.0 million for the same quarter in 2009, primarily due to an increased number of subscribers to the CRIC database and more demand for the Company’s customized real estate reports, as well as higher consulting revenues resulting from an increased number of consulting clients and projects in 2010.
Revenues from COHT were $8.3 million for the first quarter of 2010, exceeding the high end of the Company’s guidance range of $7 million to $8 million. The Company completed its acquisition of COHT in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009.

Cost of Revenues
First quarter cost of revenues was $5.9 million in 2010, a substantial increase from $1.3 million for the same quarter in 2009 due to the inclusion of $4.9 million cost of revenues attributable to COHT. The remainder was $1.0 million, a decrease of $0.3 million, or 19%, primarily due to lower costs incurred for the CRIC database as the Company’s CRIC system underwent less intensive modification and updating in the first quarter of 2010 than it did for the same quarter in 2009. Cost of revenues attributable to COHT of $4.9 million included $2.9 million amortization of intangible assets as well as other costs associated with the maintenance of websites, which included fees paid to third parties for Internet connection, content and services, personnel-related costs, depreciation of equipment and fees paid to SINA for advertising inventory on non-real estate channels.
Selling, General and Administrative (“SG&A”) Expenses
First quarter SG&A expenses were $20.5 million in 2010, an increase of 200% from $6.8 million for the same quarter in 2009. First quarter SG&A expenses in 2010 included $9.0 million attributable to COHT. The remainder was $11.5 million, an increase of 68% from $6.8 million for the same quarter in 2009, primarily due to higher expenses of $1.8 million related to share-based compensation recorded in the first quarter of 2010 compared to $1.0 million for the same period in 2009, higher marketing expenses associated with higher revenues, and higher salaries, rental and office expenses associated with increases in personnel and office space.
Income from Operations
First quarter income from operations was $0.7 million in 2010, a decrease of 82% from $4.0 million for the same quarter in 2009. First quarter income from operations included $5.7 million loss from operations attributable to COHT, primarily due to $5.0 million intangible amortization expenses and $2.2 million non-cash share-based compensation expenses. Non-GAAP income from operations for the first quarter of 2010 was $9.7 million, an increase of 91% from $5.1 million for the same quarter in 2009. Non-GAAP income from operations for the first quarter of 2010 included $1.5 million attributable to COHT. The remainder was $8.2 million, an increase of 62% from $5.1 million for the first quarter of 2009.
Other Income
First quarter other income of $1.3 million primarily represented cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts.
Net Income Attributable to CRIC Shareholders
First quarter net income attributable to CRIC shareholders was $1.9 million in 2010, a decrease of 47% from $3.6 million for the same quarter in 2009. First quarter net income attributable to CRIC shareholders included $5.3 million net loss attributable to COHT. The remainder was $7.2 million, an increase of 98% from $3.6 million for the same quarter in 2009.
First quarter non-GAAP net income attributable to CRIC shareholders was $10.3 million, an increase of 119% from $4.7 million for the same quarter in 2009. First quarter non-GAAP net income attributable to CRIC shareholders included $1.2 million attributable to COHT. The remainder was $9.1 million, an increase of 93% from $4.7 million for the same quarter in 2009.
Cash Flow
As of March 31, 2010, the Company had a cash balance of $303.5 million. First quarter net cash provided by operating activities was $3.5 million, mainly due to non-GAAP net income attributable to CRIC shareholders of $10.3 million, partially offset by an increase in prepaid expenses and other current assets of $3.3 million and a decrease in accrued payroll and welfare expenses, income tax payable and other tax payables of $3.8 million.

Business Outlook
The Company estimates that its revenues for the second quarter of 2010 will be in the range of $36 million to $38 million, an increase of approximately 89% to 100% over the same quarter of 2009. The revenue estimate includes the estimated revenues from COHT of $13 million to $14 million. Second quarter revenues excluding those to be generated by COHT are estimated to be in the range of $23 million to $24 million, an increase of approximately 21% to 26% over the same quarter of 2009. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on May 13, 2010 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US/International:       +1-718-354-1157
Hong Kong:               +852-3002-1616
Mainland China:        +86-10-5904-4826
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC.”
A live and archived webcast of the conference call will be available at http://ir.cric.com/.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 100 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics such as the H1N1 flu and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.
CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	March 31,
	2009	2010

ASSETS
Current assets
Cash and cash equivalents	311,067	303,503
Unbilled accounts receivable, net	22,739	25,756
Accounts receivable, net	5,691	4,331
Advance payment for advertising placement	1,401	1,247
Advance payment for properties	8,108	—
Properties held for sale	—	7,896
Prepaid expenses and other current assets	5,588	19,605
Amounts due from related parties	2,461	2,085

Total current assets	357,055	364,423
Property and equipment, net	7,423	7,912
Intangible assets, net	201,139	196,000
Goodwill	449,903	449,903
Other non-current assets	4,571	5,099

TOTAL ASSETS	1,020,091	1,023,337

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,289	1,568
Advance from customers	2,855	3,725
Accrued payroll and welfare expenses	3,873	2,409
Income tax payable	9,270	7,915
Other tax payable	3,085	2,142
Amounts due to related parties	7,301	7,654
Deposit for property for sale	2,781	3,093
Other current liabilities	4,184	4,903

Total current liabilities	35,638	33,409
Deferred tax liabilities, non-current	42,032	41,389

Total liabilities	77,670	74,798

Commitments and contingencies
Equity
Ordinary shares ($0.0002 par value):
250,000,000 shares authorized, 142,922,222 and 142,984,722 shares issued and outstanding, as of December 31, 2009 and March 31, 2010, respectively	29	29
Additional paid-in capital	863,169	867,721
Retained earnings	74,386	75,885
Accumulated other comprehensive income	3,629	3,799

Total CRIC equity	941,213	947,433
Non-controlling interests	1,208	1,106

Total equity	942,421	948,539

TOTAL LIABILITIES AND EQUITY	1,020,091	1,023,337

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2009	2010

Revenues
Real estate information and consulting services	10,957	17,371
Online services	—	8,246

Others	1,210	1,553

	12,167	27,170
Cost of revenues	(1,305)	(5,930)
Selling, general and administrative expenses	(6,843)	(20,524)

Income from operations	4,019	716
Interest income	10	94
Other income, net	19	1,327

Income before taxes and equity in affiliates	4,048	2,137
Income tax expense	(660)	(512)

Income before equity in affiliates	3,388	1,625
Income from equity in affiliates	85	—

Net income	3,473	1,625
Less: Net loss attributable to non-controlling interests	(176)	(323)

Net income attributable to CRIC shareholders	3,649	1,948

Earnings per share:
Basic	0.05	0.01
Diluted	0.05	0.01
Shares used in computation:
Basic	71,522,222	142,984,722
Diluted	71,522,222	145,823,934

Note	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8263 on March 31, 2010 and USD1 = RMB6.8271 for the three months ended March 31, 2010.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,
	2009	2010
	(Unaudited)	(Unaudited)
GAAP income from operations[1]	4,019	716

Share-based compensation expenses[2]	991	3,931

Amortization expenses of intangible assets resulting from business acquisitions[3]	74	5,062

Non-GAAP income from operations[4]	5,084	9,709

GAAP net income attributable to CRIC shareholders[5]	3,649	1,948

Share-based compensation expenses (net of tax)	991	3,931
Amortization expenses of intangible assets resulting from business acquisitions (net of tax)	56	4,419

Non-GAAP net income attributable to CRIC shareholders[6]	4,696	10,298

GAAP net income per ADS — basic	0.05	0.01

GAAP net income per ADS — diluted	0.05	0.01

Non-GAAP net income per ADS — basic	0.07	0.07

Non-GAAP net income per ADS — diluted	0.07	0.07

Shares used in calculating basic GAAP /Non-GAAP net income attributable to CRIC shareholders per ADS	71,522,222	142,984,722

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	71,522,222	145,823,934

Notes 2:

1:	Includes $5.7 million GAAP losses from operations attributable to COHT for the first quarter of 2010.

2:	Includes $2.2 million attributable to COHT for the first quarter of 2010.

3:	Includes $5.0 million attributable to COHT for the first quarter of 2010.

4:	Includes $1.5 million attributable to COHT for the first quarter of 2010.

5:	Includes $5.3 million net loss attributable to COHT for the first quarter of 2010.

6:	Includes $1.2 million attributable to COHT for the first quarter of 2010.